Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information
1.	Reason fund is applying to deregister:
Answer: Liquidation.

2.	Name of Fund:
Answer: Runkel Funds, Inc.

3.	Securities and Exchange Commission File No.
Answer: 811-21070

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
Answer: Initial Application.

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
Answer: 903 Chevy Street, Belmont, California 94002

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Answer: Thomas J. Runkel, 903 Chevy Street, Belmont, California 94002
Telephone: (650) 591-3042

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act[17 CFR 270.31a-1, 31a-2]:

Answer: Thomas J. Runkel and Unified Fund Services, Inc, 431 N. Pennsylvania St., Indianapolis, IN 46204, (317) 917-7000

8.	Classification of fund:
Answer: Management company.

9.	Subclassification if the fund is a management company:
Answer: Open-end.

10.	State law under which the fund was organized or formed:
Answer: Maryland.

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Answer: Runkel Advisors, LLC, 903 Chevy Street, Belmont, California 94002

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Answer: Unified Financial Securities, Inc., 431 N. Pennsylvania, Indianapolis, IN, 46204

13.	If the fund is a unit investment trust (“UIT”) provide:
Answer: N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund?
Answer: No.

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
Answer: Yes.

If Yes, state the date on which the board vote took place:

September 30, 2005.

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

Answer: No.

If No, explain:

As set forth in the Articles of Incorporation, shareholders are entitled to participate in the Fund’s liquidation by receiving distributions to shareholders. The Articles do not require shareholder approval to liquidate the Fund.

II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
Answer: Yes.

(a)	If Yes, list the date(s) on which the fund made those distributions:
Answer: October 30, 2005.

(b)	Were the distributions made on the basis of net assets?

Answer: Yes.

(c)	Were the distributions made pro rata based on share ownership?

Answer: Yes.

(d)	If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

Answer: No.

Closed-end funds only:

Has the fund issued senior securities?

Answer: N/A

17.	Has the fund distributed all of its assets to the fund’s shareholders?
Answer: Yes.

18.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
Answer: No.

III.	Assets and Liabilities
19.	Does the fund have any assets as of the date this form is filed?

(see question 18 above)

Answer: No.

20.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
Answer: No.

IV.	Information About Event(s) Leading to Request for Deregistration
21.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$ 180.00
(ii)	Accounting expenses:	$ 0
(iii)	Other expenses (list and identify separately):
	1. Transfer Agency Fees	$ 946.60
	2. Fund Accounting Fees	$ 1,166.67
	3. Administrative Fees	$ 1,794.17
	4. Shareholder Reimbursements	$ 0
(iv)	Total expenses:	$4,087.44

(b) How were those expenses allocated?

One hundred percent (100%) of the total expenses described above were paid by Runkel Advisors, LLC (“Runkel”), the Fund’s Advisor, or Thomas J. Runkel. Runkel paid certain expenses out-of-pocket and then directed the Fund to deduct the remaining expenses from the Fund shareholder account of Thomas J. Runkel. All liquidation expenses of the Fund have been paid.

(c) Who paid those expenses?

Answer: Runkel Advisors, LLC, the Fund’s Advisor, and Thomas J. Runkel, Manager of the Advisor.

(d) How did the fund pay for unamortized expenses (if any)?
Answer: No expenses were amortized.

22.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
Answer: No.

V.	Conclusion of Fund Business
23.	Is the fund a party to any litigation or administrative proceeding?
Answer: No.

24.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
Answer: No.

Verification

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Runkel Funds, Inc., (ii) he is the Chairman, President, Secretary and Treasurer of Runkel Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

(Signature)

/s/ Thomas J. Runkel

Thomas J. Runkel, Chairman, President, Secretary and Treasurer